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                                                                      EXHIBIT 12

                                                                 [INTEROIL LOGO]

                              INTEROIL CORPORATION

            PROXY SOLICITED BY THE MANAGEMENT OF INTEROIL CORPORATION

                 FOR USE AT THE SPECIAL MEETING OF SHAREHOLDERS
                        TO BE HELD ON SEPTEMBER 11, 2003

The undersigned shareholder of InterOil Corporation (the "Corporation") hereby appoints Phil E. Mulacek, Chairman and Chief Executive Officer, or failing him, Christian Vinson, Vice President and Chief Operating Officer or instead of either of them, ______ as proxy of the undersigned to attend and act for and on behalf of the undersigned to vote or refrain from voting all of the common shares registered in the name of the undersigned on behalf of the undersigned at the Special Meeting of Shareholders of the Corporation (the "Meeting") to be held on September 11, 2003, and at every adjournment thereof, with full power of substitution, in the same manner, to the same extent and with the same power as if the undersigned were present at the Meeting or such adjournment or adjournments thereof; provided, however, that without limiting the general authorization and power hereby given, the proxyholder named above is specifically directed, on any ballot that may be called for, to vote the common shares registered in the name of the undersigned as follows:

1. [ ] VOTE FOR or [ ] VOTE AGAINST approving the issuances of 862,500 common shares in the Corporation in a private placement completed February 7, 2003 at C$13.75 per common share;

2. [ ] VOTE FOR or [ ] VOTE AGAINST approving the issuances of 755,000 common shares in capital of the Corporation in a private placement completed April 29, 2003 at C$15.00 per common share;

3. [ ] VOTE FOR or [ ] VOTE AGAINST approving the issuances of rights convertible into up to 683,825 (based on current exchange rates) of common shares in the capital of the Corporation (and the issuance of such common shares) pursuant to the terms of agreements dated as of April 3, 2003 and April 16, 2003 between the Corporation and PNG Energy Investors, LLC;

4. [ ] VOTE FOR or [ ] VOTE AGAINST approving the issuances of rights convertible into up to 717,850 of common shares in the capital of the Corporation (and the issuance of such common shares) pursuant to the terms of an agreement dated as of July 21, 2003 (as amended) between the Corporation and PNG Drilling Ventures Limited;

5. [ ] VOTE FOR or [ ] VOTE AGAINST approving, for the purposes of Listing Rule 7.1 of the Listing Rules of the Australian Stock Exchange, the issue of up to 2,200,000 fully paid common shares in the capital of the Corporation in exchange for up to 2,200,000 subscription receipts on a private placement basis at a price of C$31.25 per subscription receipt; and

6. [ ] VOTE FOR or [ ] VOTE AGAINST approving, for the purposes of Listing Rule 7.1 of the Listing Rules of the Australian Stock Exchange, the issuance of further securities of up to 1,000,000 Common Shares in the three months following the date of the Meeting.

IN HIS/HER DISCRETION with respect to amendments to the above matters and on such other business as may properly come before the Meeting or any adjournment thereof.

THE PROXYHOLDER'S VOTING INTENTIONS IN RELATION TO UNDIRECTED PROXIES ARE TO VOTE FOR ALL OF THE MEASURES.

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                                      - 2 -

         If you do NOT wish to direct your proxy how to vote, please place a mark in the box.

         By marking this box, you acknowledge that the proxyholder may exercise your proxy even if he has an interest in the outcome of the resolution and votes cast by him other than as proxy holder will be disregarded because of that interest.

DATED: _________________________, 2003

                                         _____________________________________
                                         Signature of Registered Shareholder
                                         (Please sign exactly as your name
                                         appears on share certificate)

                                         _____________________________________
                                         Name of Shareholder (Please print)

                                         _____________________________________
                                         Number of Common Shares / Chess
                                         Depository Interests Held*
                                         *CROSS OUT WHICH EVER IS NOT APPLICABLE

         Notes:

         (1) Shareholders may vote at the Meeting either in person or by proxy. A proxy should be dated and signed by the shareholder or the shareholder's attorney authorised in writing. If not dated, this proxy shall be deemed to bear the date on which it was mailed or delivered to the Corporation.

         (2) You have the right to appoint a person other than as designated herein to represent you at the Meeting either by striking out the names of the persons designated above and inserting such person's name in the blank space provided or by completing another proper form of proxy and, in either case delivering the completed proxy to Computershare Trust Company of Canada (for shareholders whose shares are on the North American register) or Computershare Registry Services (for shareholders whose shares are on the Australian or Papua New Guinea register) in the envelope provided.

         (3) This form of proxy must be dated and signed by the shareholder or his or her attorney authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized. If the common shares are registered in the name of an executor, administrator or trustee, please sign exactly as the common shares are registered. If the common shares are registered in the name of a deceased shareholder, the shareholder's name must be printed in the space provided, the form of proxy must be signed by the legal representative with his or her name printed below his or her signature and evidence of authority to sign on behalf of the shareholder must be attached to this form of proxy. In many cases, common shares beneficially owned by a holder are registered in the name of a securities dealer or broker, other intermediary or clearing agency. Shareholders whose common shares are so registered should contact that nominee for instructions in voting their shares.

         (4) All shareholders should refer to the accompanying management information circular for further information regarding completion of this form of proxy and other information pertaining to the Meeting.

         (5) THE COMMON SHARES REPRESENTED BY THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS OF THE SHAREHOLDER ON ANY BALLOT THAT MAY BE CALLED FOR. IN THE ABSENCE OF DIRECTION, THIS PROXY WILL BE VOTED FOR EACH OF THE MATTERS REFERRED TO HEREIN.

         (6) A completed proxy must be delivered to the Corporation c/o Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 (for shareholders whose shares are on the North American register) or Computershare Registry Services Pty Limited, Level 3, 60 Carrington Street, Sydney, NSW, 2000, Australia (for shareholders whose shares are on the Australian or Papua New Guinea register) by 9:00 am (local time) on the second last business day preceding the date of the Meeting, being September 9, 2003.